Securities and Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D. C.  20549

August 24, 2010

RE:      American Electric Power Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 15, 2010
File No.  001-03525

Appalachian Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No. 001-03457

Ohio Power Company
Form 10-K for the Fiscal year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No.  001-06543

Columbus Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.  001-06543

Indiana Michigan Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Public Service Company of Oklahoma
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.  001-06543

Southwestern Electric Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.  001-06543

Responses to the comment letter dated August 10, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Reports are provided herewith, including the text of the Staff’s comments.

General

1.  We note the acknowledgements provided by American Electric Power Company, Inc. in the penultimate paragraph in your response letter.  Please also provide such acknowledgements from each of Appalachian Power Company, Ohio Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Public Service Company of Oklahoma and Southwestern Electric Power Company.

Response:

We have provided the acknowledgements of American Electric Power Company, Inc., Appalachian Power Company, Ohio Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Public Service Company of Oklahoma and Southwestern Electric Power Company as you requested.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 13. 2009 Annual Reports

American Electric Power Company, Inc. and Subsidiary Companies

Consolidated Financial Statements, page A-40

Notes to Consolidated Financial Statements, page A-46

Note 14.  Financing Activities, page A-116
Dividend Restrictions, page A -119

2.  We reviewed your response to comment six in our letter dated June 24, 2010.  We understand that in considering paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X you concluded that restricted net assets include the par value of common stock, preferred stock and restricted retained earnings per debt agreements.  Rule 4-08 (e)(3) requires the determination of restricted net assets, as opposed to restricted retained earnings, of consolidated and unconsolidated subsidiaries and the parent’s equity in undistributed earnings of 50% or less owned persons accounted for by the equity method.  Considering the leverage restrictions contained in the credit agreements of your subsidiaries, please reconsider whether your computation of restricted net assets complies with paragraphs (e)(3) of Rule 4-08 and whether you should provide the disclosures required by paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X.  If you believe your computation of restricted net assets complies with Rule 4-08(e)(3) of Regulation S-X please advise in further detail.

Response:

Based on the computations of restricted net assets under Rule 4-08(e)(3) of Regulation S-X, in future filings beginning with AEP’s 2010 Form 10-K, AEP will provide the information required by Rules 4-08 and 12-04 of Regulation S-X.

In addition, beginning with AEP’s Form 10-Q for the period ended September 30, 2010, AEP will include footnote disclosures similar to the following:

“Most of our public utility subsidiaries have revolving credit agreements that contain a covenant that limits their debt to total capitalization ratio to 67.5%. At December 31, 2009, the amount of restricted net assets of AEP’s subsidiaries that may not be distributed to AEP in the form of a loan, advance or dividend was approximately $7 billion.  However, none of AEP’s retained earnings were restricted for the purpose of the payment of dividends.  We do not believe restrictions related to our various financing arrangements, charter provisions and regulatory requirements will have any significant impact on AEP’s liquidity or our ability to pay dividends on our common stock.”

Appalachian Power Company Definitive Information Statement on Schedule 14C

Ohio Power Company Definitive Information Statement on Schedule 14C

3.  We note your response to comment 17 in our letter dated June 24, 2010 and understand that AEP has the voting power sufficient to elect the directors of APC and OPC.  However, please revise your disclosure to describe the process by which the boards of directors of each of APC and OPC identify and evaluate nominees for director.

Response:

In future filings, we will describe the process by which the boards of directors of the subsidiaries identify and evaluate nominees for director. The subsidiaries will provide disclosure similar to the following:

“The Company does not have a nominating committee. American Electric Power Company, Inc. (“AEP”) owns all of the common stock of the Company. Therefore, the Company’s board has not established a separate nominating committee and does not accept proposals from preferred shareholders regarding director nominees. The chairman of the board of AEP is also the chairman of the board of the Company. The full board, with input from the Company’s chairman, identifies and proposes candidates for director nominees for the Company. The board evaluates the candidates based on the requirements set forth in the Company’s bylaws.”

*           *           *           *           *           *

American Electric Power Company, Inc., Appalachian Power Company, Ohio Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Public Service Company of Oklahoma and Southwestern Electric Power Company (the “AEP Companies”) acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in their filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the AEP Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (614-716-2821) with any questions you may have regarding our responses relating to the financial statements and related matters. Please contact Thomas G. Berkemeyer, Associate General Counsel, at (614) 716-1648 with any other questions.

Very truly yours,

/s/ Joseph M. Buonaiuto
Joseph M. Buonaiuto
Chief Accounting Officer

cc:       William Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant
Lilyanna L. Peyser, Attorney Advisor
Brigitte Lippmann, Special Counsel